Exhibit 16.1

September 4, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for DG FastChannel, Inc. f/k/a Digital Generation Systems, Inc. and subsidiaries (DG FastChannel) and, under the date of March 30, 2007, we reported on the consolidated financial statements of DG FastChannel as of and for the years ended December 31, 2006 and 2005. On August 29, 2007, we were dismissed. We have read DG FastChannel’s statements included under Item 4.01(a) of its form 8-K dated August 29, 2007, and we agree with such statements except we are not in a position to agree or disagree with DG FastChannel’s statements that the decision to change accountants was approved by the Audit Committee of the Company’s Board of Directors.

Very truly yours,

KPMG LLP